Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement Nos. 333-270004 and 333-270004-01

JPMorgan CHASE FINANCIAL COMPANY LLC launches NEW ALERIAN MLP INDEX® ETN (NYSE ARCA: AMJB)

New York, January 26, 2024 — JPMorgan Chase Financial Company LLC (“JPMCFC”) announced that today is the first day of trading on the NYSE Arca for its Alerian MLP Index® ETNs due 2044 under the ticker symbol “AMJB” (the “ETNs”). Any payment on the ETNs is fully and unconditionally guaranteed by JPMorgan Chase & Co.

The ETNs are designed to track the performance of the Alerian MLP Index® (the “Index”). The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the companies in the Index, less a quarterly investor fee that accrues on a daily basis at a rate of 0.85% per annum. The ETNs will also be redeemable at the sole discretion of JPMCFC on any trading day on or after July 26, 2024 until maturity.

The Index measures the composite performance of energy-oriented Master Limited Partnerships (“MLPs”) that earn most of their cash flows from qualified activities involving energy commodities using a capped, float-adjusted, capitalization-weighted methodology. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource.

The Index has been developed by VettaFi LLC, as index sponsor, and is maintained and calculated by VettaFi LLC, as index calculation agent. The Index is reported on a real-time basis under the Bloomberg ticker AMZ.

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co. as guarantor of the notes. You may receive less, and possibly significantly less, than the principal amount of your investment in the ETNs at maturity or early redemption or upon repurchase or sale. Coupon payments on the ETNs will vary and could be zero. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. Investors in the ETNs do not have voting rights, distribution rights or other rights with respect to the assets included in the tracked index. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled "Selected Risk Considerations" in the applicable pricing supplement.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase had $3.9 trillion in assets and $328 billion in stockholders’ equity as of December 31, 2023. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Questions? Contact: JPMorgan Alerian ETN team at 1-800-576-3529 or at

alerian_etn@jpmorgan.com

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-800-576-3529.

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Questions? Contact: JPMorgan Alerian ETN team at 1-800-576-3529 or at

alerian_etn@jpmorgan.com